Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION
LEONARD  E.  NEILSON
   Attorney  at  Law
8160  South  Highland  Drive,  Suite 104
         Sandy,  Utah  84093
 Telephone:  (801)  733-0800
 Fax:  (801)  733-0808
 E-mail:  LNeilsonLaw@aol.com

February 3, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mark C. Shannon, Branch Chief
100 F Street, NE
Washington, D.C. 20549-7010
Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 000-23530
Response to Comment Letter dated January 21, 2011
Request for extension of time to complete

Dear Mr. Shannon:

Please be informed that this office represents Trans Energy, Inc. (the “Company”).  This letter is being submitted pursuant to my telephone conversation with you and Jennifer O’Brien of the Commission Staff concerning the Company and the outstanding comment letter from the Commission.

The Company has advised me that management is still examining and discussing with its accountants and consulting engineers the issues raised in your letter.  However, the Company has not been able to conclude its review of the issues so that it can make a timely response to the outstanding comments.  The Company plans to meet next week with its accountants and will attempt to conclude its review of the issues at that time.  Because more time will be needed to complete its response, the Company respectfully requests that it be given an additional ten (10) business days in order to finalize and file its response.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

/S/ Leonard E. Neilson

Leonard E. Neilson, Attorney At Law, P.C.

:ae

CC: Trans Energy, Inc.